PART I.  FINANCIAL INFORMATION

ITEM 1.  CONSOLIDATED FINANCIAL STATEMENTS

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENTS OF INCOME
                                (UNAUDITED)
              (Dollars in thousands, except per share amounts)

For the three months ended January 31,                 2001          2000
Net sales                                              $211,641      $229,309
Other income, net (Note 5)                               44,853         8,039
                                                        256,494       237,348

Cost of products sold                                   161,269       169,553
Selling, general and administrative expenses             32,419        30,776
Interest expense                                          3,949         4,183
                                                        197,637       204,512

 Income before income taxes and equity in
  earnings of affiliates                                 58,857        32,836
Income taxes                                             22,366        12,806
 Income before equity in earnings of affiliates          36,491        20,030
Equity in earnings of affiliates                          2,084         2,987

 Net income                                            $ 38,575      $ 23,017

Basic earnings per share:

Class A Common Stock                                   $   1.37      $   0.81
Class B Common Stock                                   $   2.04      $   1.21

Diluted earnings per share:
Class A Common Stock                                   $   1.36      $   0.81
Class B Common Stock                                   $   2.04      $   1.21

See accompanying Notes to Consolidated Financial Statements

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                         CONSOLIDATED BALANCE SHEETS
                            (Dollars in thousands)

ASSETS
                                                  January 31,       October 31,
                                                     2001               2000
                                                  (Unaudited)
CURRENT ASSETS
 Cash and cash equivalents                         $  21,072         $  13,388
 Trade accounts receivable-less allowance
  of $2,624 for doubtful items ($2,293 in 2000)      110,115           119,645
 Income tax receivable                                    --            14,343
 Inventories                                          41,305            42,741
 Net assets held for sale                              8,169             8,495
 Prepaid expenses and other                           13,028            14,531
  Total current assets                               193,689           213,143

LONG-TERM ASSETS
 Goodwill-less amortization                          134,534           136,284
 Investment in affiliates                            135,801           136,374
 Other long-term assets                               18,021            17,868
                                                     288,356           290,526

PROPERTIES, PLANTS AND EQUIPMENT-at cost
 Timber properties-less depletion                     44,615            21,518
 Land                                                 31,285            12,330
 Buildings                                           133,829           133,591
 Machinery and equipment                             526,073           521,685
 Capital projects in progress                         28,289            23,354
                                                     764,091           712,478

 Accumulated depreciation                           (287,337)         (276,816)
                                                     476,754           435,662

                                                   $ 958,799         $ 939,331

See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                         CONSOLIDATED BALANCE SHEETS
                            (Dollars in thousands)


LIABILITIES AND SHAREHOLDERS' EQUITY

                                                  January 31,       October 31,
                                                     2001              2000
                                                  (Unaudited)

CURRENT LIABILITIES
  Accounts payable                                $   37,802        $   45,075
  Accrued payrolls and employee benefits               7,720            11,216
  Income taxes payable                                 3,438             2,593
  Other current liabilities                            4,368             6,063
   Total current liabilities                          53,328            64,947

LONG-TERM LIABILITIES
  Long-term obligations                              215,000           235,000
  Deferred tax liability                              75,529            58,895
  Postretirement benefit liability                    20,449            20,095
  Other long-term liabilities                         17,407            17,880
   Total long-term liabilities                       323,385           331,870

SHAREHOLDERS' EQUITY (Note 7)
 Capital stock, without par value                     10,383            10,383
  Class A Common Stock:
   Authorized 32,000,000 shares;
    issued 21,140,960 shares;
    outstanding 10,523,196 shares
  Class B Common Stock:
   Authorized and issued 17,280,000 shares;
    outstanding 11,842,859 shares
    (11,847,359 shares in 2000)
Treasury Stock, at cost                              (58,011)          (57,894)
  Class A Common Stock: 10,617,764 shares
  Class B Common Stock: 5,437,141 shares
   (5,432,641 shares in 2000)

Retained earnings                                    633,599           598,301
Accumulated other comprehensive income
 -    foreign currency translation                    (7,485)           (8,276)
 -    interest rate swaps                             (1,400)               --
                                                     577,086           542,514

                                                   $ 958,799         $ 939,331

See accompanying Notes to Consolidated Financial Statements

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)
                            (Dollars in thousands)

For the three months ended January 31,                  2001         2000

Cash flows from operating activities:
 Net income                                             $ 38,575     $ 23,017
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation, depletion and amortization               11,798       12,060
   Equity in earnings of affiliates less than (in
    excess of) amounts distributed                           785         (596)
   Deferred income taxes                                  18,630          565
   Gain on disposals of properties, plants and
    equipment                                            (43,621)      (5,923)
   Other - net                                            (2,026)      (1,287)
   Changes in current assets and liabilities              13,331        7,556
 Net cash provided by operating activities                37,472       35,392

Cash flows from investing activities:
 Purchases of properties, plants and equipment           (52,351)     (17,858)
 Proceeds on disposals of properties, plants and
  equipment                                               45,341        5,923
 Net cash used in investing activities                    (7,010)     (11,935)

 Cash flows from financing activities:
  Payments on long-term debt                             (20,000)      (5,000)
  Dividends paid                                          (3,277)      (3,297)
  Acquisitions of treasury stock                            (117)      (2,756)
  Other - net                                                 --           23
  Net cash used in financing activities                  (23,394)     (11,030)

Foreign currency translation adjustment                      616          759

Net increase in cash and cash equivalents                  7,684       13,186
Cash and cash equivalents at beginning of period          13,388        8,935

Cash and cash equivalents at end of period              $ 21,072     $ 22,121

See accompanying Notes to Consolidated Financial Statements

              GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JANUARY 31, 2001


NOTE 1 -- BASIS OF PRESENTATION

 The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets as of January 31, 2001 and October 31, 2000 and the consolidated statements of income and cash flows for the three-month periods ended January 31, 2001 and 2000. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

 These financial statements should be read in conjunction with the financial statements and notes thereto included in the most recent Annual Report on Form 10-K of Greif Bros. Corporation and its subsidiaries (collectively, the "Company").

 Certain prior year amounts have been reclassified to conform to the 2001 presentation.


NOTE 2 -- INVENTORIES

 Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.


NOTE 3 -- NET ASSETS HELD FOR SALE

 Net assets held for sale represent land, buildings and land improvements less accumulated depreciation for locations that have been closed. As of January 31, 2001, there were nine locations held for sale, the majority of which were the result of the 1998 restructuring plan. The net assets held for sale have been listed for sale, and it is the Company's intention to complete the sales within the upcoming year.


NOTE 4 -- INVESTMENT IN AFFILIATES

 The Company has investments in CorrChoice (63.24%) and Abzac-
Greif (49%) which are accounted for on the equity method. The Company's share of earnings of these affiliates is included in income as earned. In the first quarter of 2001, the Company received dividends from affiliates of $2,870,000.

 The difference between the cost basis of the Company's investment in the underlying equity of affiliates of $5,078,000 at January 31, 2001 is being amortized over a fifteen-year period.

 The summarized unaudited financial information below represents the combined results of the Company's unconsolidated affiliates (Dollars in thousands):


                                               Three Months Ended
                                                   January 31,

                                               2001          2000
Net sales                                      $69,565       $71,948
Gross profit                                    10,067        11,897
Operating income                                 6,469         8,515
Net income                                       3,976         5,331

NOTE 5 -- TIMBERLAND TRANSACTIONS

Sale of Timber Properties:

 On December 21, 2000, the Company sold certain hardwood timberlands situated in Arkansas, Mississippi and Louisiana for $44.4 million. As such, the Company recognized a gain of $43.0 million during the first quarter of 2001 related to this transaction. In a related agreement signed in December 2000, the Company agreed to sell other hardwood timberlands for $30.0 million in March 2001.

 A total of approximately 65,000 acres of timber properties were sold or will be sold as a result of these transactions.

Purchase of Timber Properties:

 On December 21, 2000, the Company purchased certain softwood timberlands situated in Louisiana for $42.8 million. In an agreement signed in December 2000, the Company also agreed to purchase other softwood timberlands for $43.1 million in March 2001.

 A total of approximately 63,000 acres of timber properties were purchased or will be purchased as a result of these transactions.


NOTE 6 -- INTEREST RATE CONTRACTS

 During the first quarter of 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for
Derivative Instruments and Hedging Activities,- as amended by SFAS No.
137, "Accounting for Derivative Instruments and Hedging Activities"
Deferral of the Effective Date of FASB Statement No. 133," and SFAS No.
138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements require that all derivatives be recorded in the balance sheet as either assets or liabilities and measured at fair value. The accounting for changes in fair value of the derivative depends on the intended use of the derivative and the resulting designation. The Company enters into interest rate swap agreements for the purpose of hedging its exposure to fluctuations in interest rates. Under SFAS No. 133, the Company's interest rate swap contracts are considered cash flow hedges.

 During 1998, the Company entered into an interest rate swap agreement with an original notional amount of $140 million, which amount periodically reduces through the expiration date of March 30, 2008 ($110 million at January 31, 2001). The Company entered into another swap agreement during 1998 with a notional amount of $20 million expiring on October 31, 2001. The interest rate swap contracts were entered into to assist the Company in its management of exposure to variable rate debt.
Under the agreements, the Company receives interest quarterly from the counterparty equal to the LIBOR rate and pays interest quarterly to the counterparty at a fixed rate of 6.15% and 5.22% for the $110 million and the $20 million swap agreements, respectively. The differentials paid or received under these agreements are recorded as an adjustment to interest expense and are included in interest receivable or payable.

 At January 31, 2001, a liability for the interest rate swap contracts, which represented their fair values at that time, in the amount of $2,259,000 ($1,400,000 net of tax) was recorded with an offsetting amount in accumulated other comprehensive income. When SFAS Nos. 133, 137, and 138 were adopted on November 1, 2000, the Company recorded an asset for the interest rate swap contracts in the amount of $2,606,000 ($1,616,000 net of tax). A credit in the same amount was recorded as accumulated other comprehensive income at that date. Accordingly, the loss recognized in other comprehensive income for the quarter ended January 31, 2001 was $4,865,000 or $3,016,000 on a net of tax basis. The fair values of the interest rate swap contracts were determined by the counterparties.

NOTE 7 -- CAPITAL STOCK AND RETAINED EARNINGS

 Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A
Common Stock to 1 1/2 cents a share for Class B Common Stock.  The Class
A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.


NOTE 8 -- DIVIDENDS PER SHARE

 The following dividends per share were paid during the period indicated:


                                                  Three Months
                                                Ended January 31,

                                                2001         2000
Class A Common Stock                            $0.12        $0.12
Class B Common Stock                            $0.17        $0.17

NOTE 9 -- CALCULATION OF EARNINGS PER SHARE

 The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in SFAS No. 128, "Earnings Per Share." In accordance with the statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

 The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

                         					      		              Three Months
                                                   Ended January 31,

                                                   2001         2000
Class A Common Stock:
 Basic shares                                      10,523,196   10,624,749
 Assumed conversion of stock options                   29,527       31,236
 Diluted shares                                    10,552,723   10,655,985

Class B Common Stock:
 Basic and diluted shares                          11,846,778   11,868,046

 There were 797,634 stock options that were antidilutive for the three-month period ended January 31, 2001 (496,786 for the three-month period ended January 31, 2000).


NOTE 10 -- COMPREHENSIVE INCOME

 Comprehensive income is comprised of net income and other charges and credits to equity that are not the result of transactions with the owners. The components of comprehensive income, net of tax, are as follows:

                                                        Three Months
                                                      Ended January 31,
                                                      2001         2000
Net income                                            $38,575      $23,017
Other comprehensive income (loss):
 Foreign currency translation adjustment                  791          901
 Change in market value of interest rate swaps         (3,016)          --

Comprehensive income                                  $36,350      $23,918

 As determined in Note 6, the Company adopted SFAS Nos. 133, 137 and 138 on November 1, 2000 and accordingly, the change in the market value of interest rate swaps is not recognized as a component of comprehensive income prior to adoption.

NOTE 11 -- BUSINESS SEGMENT INFORMATION

 The Company operates in three business segments: Industrial
Shipping Containers; Containerboard & Corrugated Products; and Timber.

 Operations in the Industrial Shipping Containers segment involve the production and sale of shipping containers. These products are manufactured and principally sold throughout the United States, Canada and Mexico.

 Operations in the Containerboard & Corrugated Products segment involve the production and sale of containerboard, both virgin and recycled, and related corrugated sheets, corrugated containers and multiwall bags.
The products are manufactured and sold in the United States and Canada.

 Operations in the Timber segment involve the management and sale of timber on approximately 279,000 acres of timberlands in the states of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi and Virginia.

 The Company's reportable segments are strategic business units that offer different products. The Company evaluates performance and allocates resources based on income before income taxes and equity in earnings of affiliates. The accounting policies of the reportable segments are the same as those described in the "Description of Business and Summary of Significant Accounting Policies" note in the 2000 Annual Report except that the Company accounts for inventory on a first-in, first-out basis at the segment level compared to a last-in, first-out basis at the consolidated level.

 Corporate and other includes the costs associated with the Company's corporate headquarters, the Company's long-term obligations and other non-segment items.

 The following segment information is presented for the periods indicated (Dollars in thousands):

                                                  Three Months Ended
                                                      January 31,
                                                  2001          2000
Net sales:
  Industrial Shipping Containers                   $107,247      $111,767
  Containerboard & Corrugated Products               96,977       100,964
  Timber                                              7,417        16,578

   Total                                           $211,641      $229,309

Income before income taxes and equity
 in earnings of affiliates:
  Industrial Shipping Containers                   $  4,835      $  8,673
  Containerboard & Corrugated Products               17,627        15,662
  Timber                                             49,277        20,595
   Total segment                                     71,739        44,930

  Corporate and other                               (12,882)      (12,094)

   Total                                           $ 58,857      $ 32,836


                                                  January 31,   October 31,
                                                     2001          2000
Total assets:
  Industrial Shipping Containers                   $387,199      $397,741
  Containerboard & Corrugated Products              347,747       350,791
  Timber                                             68,546        29,472
   Total segment                                    803,492       778,004

  Corporate and other                               155,307       161,327

   Total                                           $958,799      $939,331

NOTE 12 -- RECENT ACCOUNTING STANDARDS

 In December 1999, the Securities and Exchange Commission released
Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in
Financial Statements," which is effective for the fourth quarter of 2001 for the Company. SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The
Company does not believe that SAB No. 101 will have a material impact on the results of operations.


NOTE 13 -- SUBSEQUENT EVENT

 On March 2, 2001,pursuant to the terms of a Share Purchase Agreement between the Company and Huhtamaki Van Leer Oyj, a Finnish corporation ("Huhtamaki"), the Company acquired all of the issued share capital of Royal Packaging Industries Van Leer N.V., a Netherlands limited liability company ("Van Leer Industrial"), for $555 million less the amount of Van Leer Industrial's debt and certain other obligations as of the closing date.
Van Leer Industrial is a worldwide provider of industrial packaging and components, including steel, fibre and plastic drums, polycarbonate water bottles, intermediate bulk containers and closure systems, with operations in over 40 countries. Van Leer Industrial had EUR 1,028 million ($951 million) in net sales for its fiscal year ended December 31, 2000. The transaction will be accounted for as a purchase.

 On March 2, 2001, the Company and Greif Spain Holdings, S.L. entered into a $900 million Senior Secured Credit Agreement with a syndicate of lenders. A portion of the proceeds from the Senior Secured Credit Agreement was used to fund the Van Leer Industrial acquisition and to refinance amounts outstanding under the Company's then existing revolving credit facility. The Senior Secured Credit Agreement provides for three term loans, a $150 million U.S. Dollar Term Loan A, a $200 million Euro Term Loan A and a $400 million Term Loan B, and a $150 million revolving multicurrency credit facility. The revolving multicurrency credit facility, as provided for in the Senior Secured Credit Agreement, is available for working capital and general corporate purposes. The Term Loan A (both U.S. Dollar and Euro) and Term Loan B periodically reduce through the maturity date of February 28, 2006 and February 29, 2008, respectively. The revolving multicurrency credit facility matures on February 28, 2006.

 The Senior Secured Credit Agreement contains certain covenants, which include financial covenants that require the Company to maintain a certain leverage ratio, sufficient coverage of interest expense and fixed charges and a minimum net worth. In addition, the Company is limited with respect to the occurrence of additional debt.
The repayment of this facility is secured by a first lien on substantially all of the personal property and certain of the real property of the Company. Standard & Poor's and Moody's Investors Service have assigned a "BB" rating and a "Ba3" rating, respectively, to the loan obligations of the Company under the Senior Secured Credit Agreement.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

 Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the three-month periods ended January 31, 2001 and 2000.

 Net sales decreased $17.7 million or 7.7% during the first quarter of 2001 compared to the same period last year. The reduction is primarily due to lower Timber segment net sales ($9.2 million) as well as lower sales volume in the Company's other segments.

 The Industrial Shipping Containers segment had a decrease in net sales of $4.5 million or 4.0% primarily due to a decrease in customer demand caused by a decline in the U.S. market conditions. In addition, sales to the agricultural sector decreased due to the late harvest of certain crops during 1999, which extended into the first quarter of 2000. Recent gains achieved through improved pricing have partially offset these reductions.

 The Containerboard & Corrugated Products segment had a decrease in net sales of $4.0 million or 3.9% primarily due to lower sales volume partially offset by higher average selling prices. This reduction in sales volume was caused by lower customer demand in the containerboard industry due to a decline in the U.S. market conditions.

 The net sales of the Timber segment decreased $9.2 million from $16.6 million during the first quarter of 2000 to $7.4 million during the first quarter of 2001. The reduction was due to the unusually high volume of timber sold in the first quarter of 2000 and fewer scheduled sales this year. The sales of timber are recorded as net sales, while the sales of timberlands are included in other income. Future sales will take place as market conditions warrant; however, the results for the first quarter of 2001 are not necessarily indicative of the Company's expectations for the entire year.

 Other income increased to $44.9 million during the first quarter of 2001 from $8.0 million during the same period last year. This increase is primarily due to a gain on timberland sales of $43.0 million for the quarter compared to $5.9 million last year (see "Timberland Transactions" below).

 The cost of products sold, as a percentage of net sales, increased from 73.9% last period to 76.2% this period. The increase is primarily due to the reduction of Timber segment sales included in net sales during the first quarter of 2001 as compared to last year. The timber sales of the Company have a very low cost associated with them. As such, lower timber sales result in a higher cost of products sold as a percentage of net sales.

 The $1.6 million increase in selling, general and administrative expense is primarily due to higher costs to support the necessary infrastructure for current and future growth initiatives.

 Interest expense during the first quarter of 2001 decreased to $3.9 million from $4.2 million during the same period last year. The reduction was primarily due to lower average debt outstanding of $227.5 million this period compared to $256.8 million last period.

 Equity in earnings of affiliates was $2.1 million for the first quarter of 2001 versus $3.0 million for the same period last year. This income represents the Company's equity interest in CorrChoice's net income and, to a lesser extent, the Company's share of Abzac-Greif's net income (see Note 7 to the Consolidated Financial Statements contained in Item I).

Timberland Transactions:

 On December 21, 2000, the Company sold certain hardwood timberlands situated in Arkansas, Mississippi and Louisiana for $44.4 million. As such, the Company recognized a gain of $43.0 million during the first quarter of 2001 related to this transaction. In a related agreement signed in December 2000, the Company agreed to sell other hardwood timberlands for $30.0 million in March 2001. A total of approximately 65,000 acres of timber properties were sold or will be sold as a result of these transactions.

 In a separate transaction on December 21, 2000, the Company purchased certain softwood timberlands situated in Louisiana for $42.8 million. In an agreement signed in December 2000, the Company agreed to purchase other softwood timberlands for $43.1 million in March 2001. A total of approximately 63,000 acres of timber properties were purchased or will be purchased as a result of these transactions.

 For tax purposes, these sale and purchase transactions will be treated as like-kind exchanges pursuant to Section 1031 of the Internal Revenue
Code, and will result in a deferral of the tax gain on the sale transactions.

LIQUIDITY AND CAPITAL RESOURCES

 As reflected by the Consolidated Balance Sheet at January 31, 2001 and discussed in greater detail in the 2000 Annual Report, the Company is dedicated to maintaining a strong financial position. It is management's belief that this dedication is extremely important during all economic times.

 As discussed in the 2000 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its financial strength to meet its continued business needs.

 The current ratio of 3.6:1 as of January 31, 2001 is an indication of the Company's continued dedication to strong liquidity.

Investments in Business Expansion:

 Capital expenditures were $9.6 million during the three months ended January 31, 2001, excluding the purchase of timber properties ($42.8 million).

Planned Business Expansions:

 On March 2, 2001, the Company purchased Van Leer Industrial from
Huhtamaki for $555 million less the amount of Van Leer Industrial's debt and certain other obligations as of the closing date. Van Leer Industrial is a worldwide provider of industrial packaging and components,including steel, fibre and plastic drums, polycarbonate water bottles, intermediate bulk containers and closure systems, with operations in over 40 countries.

 On March 2, 2001, the Company and Greif Spain Holdings, S.L. entered into a $900 million Senior Secured Credit Agreement with a syndicate of lenders. A portion of the proceeds from the Senior Secured Credit Agreement was used to fund the Van Leer Industrial acquisition and to refinance amounts outstanding under the Company's then existing revolving credit facility. The Senior Secured Credit Agreement provides for three term loans, a $150 million U.S. Dollar Term Loan A, a $200 million Euro Term Loan A and a $400 million Term Loan B, and a $150 million revolving multicurrency credit facility. The revolving multicurrency credit facility, as provided for in the Senior Secured Credit Agreement, is available for working capital and general corporate purposes. The Term Loan A (both U.S. Dollar and Euro) and Term Loan B periodically reduce through the maturity date of February 28, 2006 and February 29, 2008, respectively. The revolving multicurrency credit facility matures on February 28, 2006.

 The Senior Secured Credit Agreement containes certain covenants which include financial covenants that require the Company to maintain a certain leverage ratio, sufficient coverage of interest expense and fixed charges and a minimum net worth. In addition, the Company is limited with respect to the occurrence of additional debt. The repayment of this facility is secured by a first lien on substantially all of the personal property and certain of the real property of the Company. Standard & Poor's and Moody's Investors Service have assigned a "BB" rating and a "Ba3" rating, respectively, to the loan obligations of the Company under the Senior Secured Credit Agreement.

Balance Sheet Changes:

 The increase in timber properties and land are primarily due to the first installment to purchase 63,000 acres of pine timber and land in Louisiana for $85.9 million. The first installment occurred in December 2000 for $42.8 million and an additional closing involving $43.1 million is expected to be complete in March 2001.

 The increase in deferred tax liability was due to the first installment sale of 65,000 acres of hardwood timber for $74.4 million. In December
2000, a gain of $43.0 million was recognized on the sale of $44.4 million of these properties. The tax gain is being deferred pursuant to Section 1031 of the Internal Revenue Code. The sale of the remaining $30.0 million of timber properties is expected to close in March 2001.

 The reduction in long-term obligations was due to the repayment of amounts borrowed under the Company's revolving credit facility.

Other Liquidity Matters:

 During 1997, the Company embarked on a program to implement a new management information system. The purpose of the new management information system is to focus on using information technology to link operations in order to become a low-cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the new management information system. As of January 31, 2001, the Company has spent approximately $29 million towards this project. While this program is not complete, especially with regard to the manufacturing and sales modules, the centralized finance module is in place. As such, amortization has begun on approximately $20 million of this amount. The capitalized costs of the project are being amortized on a straight-line basis over a seven-year period.

 In addition to the new management information system, as described above, the Company has approved future purchases of approximately $16 million. These purchases are primarily to replace and improve equipment.

 Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures in a like manner and believes that it will have adequate funds available for planned expenditures.

Share Repurchase Program:

 During the first quarter of 2001, the Company repurchased 4,500 shares of Class B Common Stock. As of January 31, 2001, the Company had repurchased 564,410 shares, including 405,476 Class A common shares and 158,934 Class B common shares.

             SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
                      LITIGATION REFORM ACT OF 1995

 Some of the information in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform
Act of 1995. The words "believe," "expect,' "anticipate,' "project" and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Such risks and uncertainties that might cause a difference include, but are not limited to, changes in general business and economic conditions, capacity levels in the containerboard market, competitive pricing pressures, in particular with respect to the price of paper, litigation or claims against the Company pertaining to environmental, product liability and safety and health matters, risks associated with the Company's acquisition strategy, in particular the Company's ability to locate and acquire other businesses, the Company's ability to integrate its newly acquired operations effectively with its existing businesses, the Company's ability to achieve improved operating efficiencies and capabilities sufficient to offset consolidation expenses and the frequency and volume of sales of the Company's timber and timberlands. These and other risks and uncertainties that could materially affect the financial results of the Company are further discussed in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for the year ended October 31, 2000.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET
RISK

 There is no change in the quantitative and qualitative disclosures about the Company's market risk from the disclosures contained in the Company's Annual Report on Form 10-K for the year ended October 31, 2000.


PART II.  OTHER INFORMATION

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   (a.) The Company held its Annual Meeting of Stockholders on
        February 26, 2001.

   (b.)	At the Annual Meeting of Stockholders, the following nominees were elected to the Board of Directors. The inspectors of election certified the following vote tabulations:


                                            For                    Withheld
Charles R. Chandler                         11,473,385             110
Michael H. Dempsey                          11,473,385             110
Naomi C. Dempsey                            11,473,385             110
Michael J. Gasser                           11,459,385             110
Daniel J. Gunsett                           11,471,385             110
John C. Kane                                11,473,385             110
Robert C. Macauley                          11,473,385             110
David J. Olderman                           11,472,905             110
William B. Sparks, Jr.                      11,472,185             110

   (c.) The Company's 2001 Management Equity Incentive and
        Compensation Plan was approved at the Annual Meeting of Stockholders. The inspectors of election certified the following vote tabulations:

               For                Against                 Abstain
               10,818,623         58,895                  19,224